VIA EDGAR

December 7, 2018

United States Securities and Exchange Commission

Washington, D.C. 20549

Division of Corporate Finance

Attention:	Katherine Bagley, Jennifer Lopez-Molina (Staff Attorneys)
Ta Tanisha Meadows, Donna Di Silvio (Staff Accountants)
Mara L. Ransom, Assistant Director – Office of Consumer Products

Re:	JMax International Limited
Amendment No. 1 to Registration Statement on Form F-1
Filed July 3, 2018
File No. 333-225028

Ladies and Gentlemen:

On behalf of our client, JMax International Limited , a foreign private issuer organized under the laws of the Cayman Islands Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 18, 2018. Concurrently with the submission of this letter, the Company is submitting its revised registration statement Amendment No. 2 on Form F-1 (the “Revised Registration Statement”) and the related exhibits via EDGAR to the Commission for review pursuant to the Jumpstart Our Business Startups Act.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

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Prospectus Cover Page

1.	We note your response to comment 2. Please revise your disclosure to remove references to your ability to sell shares at varying prices to be determined at the time of sale, and provide only a fixed price per share at which selling shareholders are offering ordinary shares. In this regard, we note that there is no established public trading market for your ordinary shares. Refer to Item 501(b)(3) of Regulation S-K.

We have removed all references to the Selling Shareholders’ ability to sell their shares at varying prices to be determined at the time of sale and provided for only a fixed price per share.

Risks Related to Our Ordinary Shares

“The trading price of our ordinary shares is likely to be volatile…” page 27

2.	We note your response to comment 7; however, it appears to not be fully responsive to our comment. In this regard, please provide risk factor disclosure related to the risks to U.S. buyers purchasing your ordinary shares without the benefit of a depositary.

We have included the following risk factor related to the risks to U.S. buyers purchasing your ordinary shares without the benefit of a depositary under “Risks Related to Our Ordinary Shares” on page 30 of the Revised Registration Statement:

“U.S. buyers purchasing our ordinary shares may not reap the benefits of using depositary.

U.S. buyers purchasing our ordinary shares are doing so without a depositary and accordingly may not reap the benefits of a depositary such as proper recordkeeping, distribution of shareholder communications, payment of dividends in US dollars as opposed to our native or functional currency, reduced administrative costs, avoiding foreign taxes on each transaction and other services. Additionally U.S. buyers may have to appoint foreign brokers to transact in our ordinary shares.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Year Ended March 31, 2017 and 2016, page 41

3.	We reviewed the revisions to your disclosure in response to comment 8. Please remove references to the comparison of the combined periods under General and Administrative Expenses and Selling Expenses on page 42. Your discussion should include analysis of the discrete successor and predecessor periods.

In response to the Staff’s comment, we have revised the relevant disclosures on pages 42 of the Revised Registration Statement to remove references to the comparison of the combined periods under General and Administrative Expenses and Selling Expenses.

Our Strategy, page 48

4.	We note your response to comment 11 that Guowen Ren currently has a consulting agreement with the company and that such agreement has been filed as an exhibit. In an appropriate place in your registration statement, please disclose the material terms of this agreement.

As instructed, we have included the following summary of Mr. Guowen Ren’s consulting agreement under the heading “Our Strategy” and sub-heading “Leverage our acquisition expertise, strong management team and access to capital to identify and evaluate attractive growth opportunities.” on pages 9 and 54 of the Revised Registration Statement :

“Pursuant to an Independent Consultant Agreement dated January 1, 2018, we retained Mr. Ren as our independent consultant to advise us on strategy and strategic alliances, capital markets strategy, potential acquisitions and market opportunities for a period of four years. In consideration of providing these services, we have agreed to pay Mr. Ren in the form of 6,000,000 ordinary shares.”

Financial Statements, page F-1

5.	Please update your financial statements in accordance with Item 8.A of Form 20-F.

In response to the Staff’s comment, we have added the audited consolidated financial statements of the Company for the year ended March 31, 2018, unaudited consolidated interim financial statements of the Company as of and for the six months ended September 30, 2018 and 2017 in accordance with Item 8.A of Form 20-F.

Note 2 – Summary of Significant Accounting Policies, page F-7

6.	We reviewed your response to comment 15 and note you determined the U.S. dollar was your functional currency. Please disclose your determination of your functional currency as it relates to the primary economic environment in which you operate. Reference is made to ASC 830 and ASC 235.

In response to the Staff’s comment, we have added the relevant disclosures on page F-7 of the Revised Registration Statement to disclose the determination of functional currency.

Foreign currency translation and transactions

The Group uses United States dollars (“$”) as reporting currency. The functional currency of JMax and the subsidiary incorporated in Hong Kong is $. An entity’s functional currency is the currency of the primary economic environment in which it operates, normally that is the currency of the environment in which it primarily generates and expends cash. The Group considered various indicators, such as cash flows, sales price, market expenses, financing and inter-company transactions and arrangements in determining an entity’s functional currency.

Risks Related to Our Ordinary Shares

“The trading price of our ordinary shares is likely to be volatile . . .” page 27

7.	We note your reference to your “ADSs” in this section, but it does not appear that you are offering American Depositary Shares. Please clarify whether you intend to register American Depositary Shares as part of this offering, or whether you have entered into any agreement with a depositary related to this offering. Alternatively, please remove references to “ADSs” from your registration statement, and provide risk factor disclosure related to the risks to U.S. buyers purchasing your ordinary shares without the benefit of a depositary.

The reference to “ADSs” is an error and we have removed all references to it.

If you have any questions regarding the Revised Registration Statement, please contact the undersigned by phone at (212) 930 9700 or via e-mail at btan@srf.law , the audit engagement partner at Centurion ZD CPA Limited, Ricky Chan by telephone at +852 2126 2388 or via email at ricky@czdcpa.com. Centurion ZD CPA Limited is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Benjamin Tan
Benjamin Tan Esq.

cc. JMax International Limited (jmaxofficer@yahoo.com; michaelcdoran@gmail.com; stevchiew@yahoo.com;pklg2@163.com)

Centurion ZD CPA Limited (ricky@czdcpa.com)